November 12, 2019

ROBERT A. FREEDMAN	EMAIL: RFREEDMAN@FENWICK.COM
Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Julia Griffith Dietrich King Christine Torney Angela Connell

Re:	Arcutis Biotherapeutics, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 21, 2019 CIK No. 0001787306

Ladies and Gentlemen:

On behalf of Arcutis Biotherapeutics, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 3 (“Draft No. 3”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001787306) as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on September 9, 2019 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 31, 2019, (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being mailed via overnight courier two copies of Draft No. 3 in paper format, marked to show changes from the Draft Registration Statement as initially submitted. In addition to revising the Draft Registration Statement to address the comments raised by the Staff in its letter, the Company revised Draft No. 3 to update other disclosures.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 1

1.

We note your revised disclosure in response to comment 1. Please further revise your disclosure to more broadly acknowledge the widespread use of accepted treatments for the applications that you are considering. In addition, please remove references to the relative safety and efficacy of various treatments, as safety and efficacy are uniquely within the purview of the FDA.

U.S. Securities and Exchange Commission

Division of Corporate Finance

November 12, 2019

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 4, 7, 8, 62, 100, 101, 102, 104, 105, 106, 107, 109, 110, 111, 113, 115, 123, 125, 127, 128, 129, 131, 132, 133, 134, and 135 of Draft No. 3.

* * * * * *

U.S. Securities and Exchange Commission

Division of Corporate Finance

November 12, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP
/s/ Robert A. Freedman
Robert A. Freedman

cc:

Todd Franklin Watanabe, President and Chief Executive Officer

John W. Smither, Chief Financial Officer

Arcutis Biotherapeutics, Inc.

Matthew S. Rossiter, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

Brian J. Cuneo, Esq.

Mark V. Roeder, Esq.

Ross McAloon, Esq.

Latham and Watkins LLP